investor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


06010480

January 11, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,



Gunilla Swardh
Compliance Officer

Enclosure



investor

Stockholm, January 11, 2006

Invitation to the Media and Capital Market in conjunction with the release of Investor AB's Year-End Report for 2005

Press and Analyst Meeting
The meeting will be held in Stockholm, Thursday, January 19, 2006, at 11:00 a.m. CET. The venue is Investor's head office at Arsenalsgatan 8C. President and CEO Börje Ekholm and CFO Lars Wedenborn will present the Year-End Report for 2005.

The presentation material will be published on www.investorab.com after the meeting.

Teleconference and Webcast
The teleconference will be held on Thursday, January 19, at 3:00 p.m. CET. To participate, call +44 20 7162 0025, +1 334 323 6201 or +46 8 505 201 10. You can also view and listen to the proceedings of the conference live on Investor's website www.investorab.com, or afterwards on-demand.

To participate in the press and analyst meeting or teleconference, please e-mail Helen Jönsson at helen.jonsson@investorab.com or call +46 8 614 2046.

The report is expected to be released around 8:30 a.m. CET the same day.

Welcome!

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Oscar Stege Unger, Investor Relations Manager
+46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.